NO ACT

DC
PE
12-19-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

08021490

Received SEC
JAN 2 3 2008
Washington, DC 20549

January 23, 2008

William J. Rainey
Senior Vice President, General Counsel
and Secretary
Longs Drug Stores Corporation
141 North Civic Drive
Walnut Creek, CA 94596

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/23/2008

Re: Longs Drug Stores Corporation
Incoming letter dated December 19, 2007

Dear Mr. Rainey:

This is in response to your letter dated December 19, 2007 concerning the submission to Longs by Patricia Thomassen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Patricia Thomassen
263 Vega Avenue
Lompoc, CA 93436-1242

PROCESSED
JAN 3 1 2008
E
THOMSON
FINANCIAL

Longs Drugs

WILLIAM J. RAINEY
Senior Vice President
General Counsel & Secretary

Admitted in AZ, MA, NY, OR and WA
CA Registered In-House Counsel

December 19, 2007

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Submission of Patricia Thomassen
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Longs Drug Stores Corporation (the "Company" or "Longs") intends to omit from its proxy statement and form of proxy for Longs' 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a purported stockholder proposal and statements in support thereof (the "Submission") received from Patricia Thomassen (the "Proponent"), a Longs store employee.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and related attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Longs definitive 2008 Proxy Materials are filed with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or to the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we take this opportunity to inform the Proponent that if Proponent elects to submit additional correspondence to the Commission or to the Staff with respect to this Submission, a copy of that correspondence should

141 North Civic Drive, Walnut Creek, California 94596
(925) 210-6720 • FAX (925) 210-6336

concurrently be furnished to the attention of the undersigned on behalf of Longs pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

Longs hereby respectfully requests that the Staff concur in our view that the Submission may be excluded from the 2008 Proxy Materials because it is not a proposal within the meaning of Rule 14a-8(a). Alternatively, if the Staff does not concur that the Submission may be excluded on this basis, Longs requests the Staff's concurrence that the Submission may be excluded pursuant to Rule 14a-8(i)(7), because the Submission relates to the Company's ordinary business operations, Rule 14a-8(i)(4) because the Submission relates to redress of a personal claim or grievance against the Company, and/or Rule 14a-8(i)(3) because the Submission is impermissibly vague and indefinite so as to be inherently misleading.

THE SUBMISSION

The Submission seeks to include in the 2008 Proxy Materials a motion to discuss at Longs 2008 Annual Meeting of Stockholders issues raised by the Proponent. The Submission states:

> *I hereby herewith intend to make the motion that this letter be entered into the 2008 Longs Drug Stores Corporation Letter to Stockholders/Notice of Annual Meeting and Proxy Statement/2008 Annual Report on Form 10-K and discussed in the meeting.*

A copy of the Submission is attached to this letter as Exhibit A.

Longs hereby respectfully requests that the Staff concur in our view that the Submission may be excluded from the 2008 Proxy Materials for the reasons described below.

ANALYSIS

I. The Submission may be excluded under Rule 14a-8(a) because it is not a proposal for purposes of Rule 14a-8.

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for stockholder action but instead seeks to provide a mechanism that would allow the Proponent to simply express her views on various topics. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a submission is not a proper proposal under Rule 14a-8.

Rule 14a-8(a) defines a stockholder proposal as a stockholder's "recommendation or requirement that the company and/or its board of directors take action." Rule 14a-8(a) further provides that a stockholder proposal "should state as clearly as possible the course of action that [the proponent] believe[s] the company should follow."

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1996 release proposing these amendments, the Commission noted:

> The answer to Question 1 of the revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take action.

Proposing Release, *Amendments to Rules on Shareholder Proposals,* Exchange Act Release No. 39093 (September 18, 1997) *(emphasis added)(citations omitted).*

The Commission subsequently adopted this definition as proposed. Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). ("We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action.") Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a stockholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a stockholder vote to express stockholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors. *See also CSX Corp.* (avail. Feb. 1, 1999) (concurring that a submission was excludable under Rule 14a-8(a) where a stockholder submitted three poems for consideration but did not recommend or require any action by the company or its board of directors.)

The Submission parallels the submission in *Sensar* in that it seeks to enable a stockholder to merely express displeasure with respect to Longs' general employment and compensation practices, including "hours, benefits, discounts, and morale" instead of presenting "a request that the company or its board of directors take an action." The Submission's supporting statement clearly demonstrates that the Proponent has a similar objective, stating, for example, "I ask that this letter from but one worker be put in the Long's *[sic]* shareholder meeting notice because there is clearly a problem with upper management at Longs of which most shareholders may be unaware…."

The Submission is of the type addressed by the Releases and Staff responses to no-action requests cited above. Contrary to the requirements of Rule 14a-8(a), the Submission neither recommends nor requires that the Company or its board of directors take any specific action with respect to the matters discussed therein but rather merely expresses the Proponent's views. Based on the foregoing, Longs requests the Staff's concurrence that the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and accordingly may be excluded from its 2008 Proxy Materials.

II. The Submission may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters related to Longs' ordinary business operations.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release. In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the Submission, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Notably, the 1998 Release stated that examples of this type of proposal include ones that address "the management of the workforce, such as hiring, promotion and termination of employees." For the reasons discussed below, the Company believes that it may exclude the Submission because it relates to Longs' ordinary business operations.

A. Ordinary business relating to general employment compensation issues.

The Submission is not a model of clarity. At its heart, the Submission appears to be a complaint about Longs' general employment and compensation practices and a request to discuss these matters. Thus, to the extent that the Staff views the Submission as a proposal under Rule 14a-8, the Submission implicates the two policy considerations noted above for exclusion of the Submission as ordinary business because it deals with Longs' day-to-day operations and seeks to "micro-manage" Longs with respect to its relations with employees.

The ability to create and implement policies regarding employment and compensation is fundamental to management's ability to control Longs' day-to-day operations. The Commission has long recognized that stockholder proposals concerning the structuring and analyses of general employee practices and compensation and other issues relating thereto, as well as other decision-making activities relating to the general employee population, all relate to ordinary business operations of a corporation, and the Staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals regarding employee compensation, benefits and other matters. For example, in *Wal-Mart Stores, Inc.* (avail. Apr. 2, 2002), the Staff concurred that a proposal to implement changes involving employee discounts, company contributions to employee purchases of stock, hourly pay, the use of Wal-Mart gift cards, stock option grants and employee control of displaying of merchandise in stores was excludable under Rule 14a-8(i)(7) as relating to Wal-Mart's ordinary business operations. *See also General Motors Corp.* (avail Mar. 24, 2005) (proposal to establish a directors' committee to "develop specific reforms for the health cost problem" was excludable); *Exelon Corp.* (avail. Mar.10, 2005) (proposal to forbid executive incentives tied to reduction of retiree benefits was excludable); *Aetna Inc.* (avail. Feb. 14, 2005) (proposal to restore a subsidy for dental benefits to retiree was excludable); *International Business Machines Corp.* (avail. Jan. 13, 2005) (proposal requesting a reporting examining the competitive impact of rising insurance costs was excludable); *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003) (proposal to incorporate increases in the percentage of employees covered by medical health insurance plan in determination of executive compensation was excludable); *International Business Machines Corp.* (avail. Jan. 15, 1999) (proposal to prohibit the extension of medical benefits to friends of IBM employees and retirees was excludable).

While the Submission does not present a proposal for stockholder action, the subject matter that the Proponent addresses clearly deals with the management of Longs' workforce. The Submission expresses the Proponent's view that "hours, benefits, discounts, and morale have been critically lowered." Also addressed in the Submission are matters related to Proponent's hours, shift assignments and related policies, and more generally, compensation levels, medical and dental benefits, and store employee turnover.

In the ordinary course of its business, Longs actively monitors and assesses all its expenses, including compensation and benefit costs. Like numerous other business considerations, compensation and benefit policy decisions cannot be made in a vacuum. Each of these decisions can have profound workforce implications and must be made with a full knowledge and understanding of the competitive landscape. These decisions involve detailed analytical assessments of the risks and rewards of various employment practices, including benefit plan design. Longs human resource executives and their advisors consider these complex issues on an ongoing basis and regularly assess the balance between the costs and benefits of offering varying levels of compensation and benefit programs to attract and retain the highest quality employees.

Like the submissions addressed by the Staff's responses to the no-action requests cited above, Proponent's Submission relates to ordinary business matters (*i.e.*, hourly pay and employee discounts as in *Wal-Mart Stores, Inc.* (avail. Apr. 2, 2002) and employee benefits generally as in *International Business Machines Corp.* (avail. Jan. 13, 2005). Due to the complexity of these issues, Longs stockholders would not be in a position to make any informed judgment from a discussion of the issues raised by the Proponent at Longs' 2008 Annual Meeting of Stockholders.

B. Ordinary business relating to implementation of a stock repurchase program.

A second matter raised in the Submission is the Company's repurchase of its common stock. The objective of Longs board of directors in authorizing the stock repurchase program is to maximize stockholder return and generally increase stockholder value. The decision to repurchase stock is made in the context of all the Company's capital raising, capital management and other financing activities. Allowing stockholders to dictate such decisions would inevitably result in second-guessing of the day-to-day business decisions of management of the Company.

The Staff has consistently taken the position that the determination of a company to repurchase its stock is a matter related to the conduct of its ordinary business operations. *See Pfizer Inc.* (avail. Feb. 7, 2003) (proposal requested that the board implement a policy to limit the repurchase of shares); *M&F Worldwide Corp.* (avail. Mar. 29, 2000) (proposal requested the board to form a special committee that would implement actions designed to enhance stockholder value, including repurchase of shares, cash dividends, sale of assets and curtailment of non-operating activities); *Intel Corp.* (avail. Jan. 15, 1992) (proposal restricting the company from increasing the number of shares of common stock that is issued from one fiscal year to the next, relating to stock repurchases); *Ford Motor Co.* (avail. Mar. 26, 1999) (proposal to amend by-laws to require that it not repurchase its common stock except under certain circumstances). The Submission states, "For the whole store, I question the constant buying back of stock, which has raised our stock's price with the same general income or slightly higher, and then we have rewarded management when the price of our remaining naturally goes up. It's as if shareholders, some of whom are employees, are buying stock so upper management can have raises even though they have not substantially financially improved the company." Thus, like the precedent cited above, the Submission improperly concerns the implementation of a stock repurchase program.

For the foregoing reasons, Longs believes that the Submission may be excluded from Longs' 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) and respectfully requests that the Staff confirm that it will not recommend enforcement action if the Submission is so omitted.

III. The Submission may be excluded pursuant to Rule 14a-8(i)(4) because it concerns a personal grievance of the Proponent.

Rule 14a-8(i)(4) permits the exclusion of any proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." The purpose of this subsection, according to the Commission, is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (August 15, 1983). The Rule is designed to prevent stockholders from unfairly and counter-productively taking over the stockholder proposal process and using it as a forum for addressing their own personal concerns. The Commission has noted that the costs and time associated with dealing with such proposals do a disservice to the interests of stockholders as a whole. See *Exchange Act Release No. 34-10135* (October 14, 1982). A proposal may be excluded, despite being drafted in such a way that it might relate to matters which may be of interest to all security holders, if it is clear from the facts that the proponent is using the proposal as a tactic to further a personal interest. *Id.*

The Proponent is an employee of the Company, and while the Submission addresses issues generally related to Longs' ordinary business operations, it reflects personal grievances that the Proponent has in connection with her employment by the Company. The Staff has long articulated the view that Rule 14a-8 may not be misused by employees to redress their personal grievances or address their personal interests. In the Staff's letter to International Business Machines Corporation dated February 5, 1980, the Staff stated:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon Rule 14a-8(c)(4) [the predecessor to Rule 14a-8(i)(4)]. In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company.

See also General Electric Co. (avail. Feb. 2, 2005) (proposal requesting GE's chief executive officer address certain matters excludable as a personal grievance when submitted by an employee who brought and lost a discrimination claim); *Phillips Petroleum Corp.* (avail. Mar. 12, 2001) (proposal requesting that the company make certain disclosures to stockholders excludable as a personal grievance when submitted by a discharged employee who was seeking "to settle the accounts" with the company relating to the termination of his employment); *Johnson & Johnson* (avail. Jan. 7, 2000) (exclusion of proposal that company compensate inventors of products sold by company where proponent was inventor); *Northern States Power Co.* (avail. Feb. 16, 1995) (exclusion of proposal that company implement revised incentive compensation plan where proponent would receive financial gain related to the proposal); and *Caterpillar Inc.* (avail. Dec. 13, 1993) (exclusion of proposal to pay overtime to management employees working extra shifts where proponent was management employee).

The Company believes that a similar conclusion is warranted in this case, as the Company believes that the Proponent has submitted the Submission to address personal grievances in connection with her employment as evidenced by the following excerpts from her Submission:

> Because of favoritism, I sometimes work more night, less day shifts.
>
> Though competition for Pharmacy Tech is high due to a country-wide shortage, my salary and that others has been frozen, as it allegedly would be higher than our store manager's!
>
> I was paid for back pay for lunches I had to work under local management, then given a letter of warning not to do that by upper management!
>
> I am told to take two short breaks a day, but mostly there is no one in my classification to cover for me so I can take such breaks. I often can't and thus mostly don't take breaks. Lip service is thus given to encourage taking breaks when there is no proper way to take them …
>
> As we stay as loyal employees and get raises, our hours are cut to keep in line with allotted store payroll.
>
> I have been verbally reprimanded for briefly working overtime at the request of a pharmacist when customers were lined deeply waiting for help. I was told there would be one written reprimand and then I would be fired. So much for customer service and the work ethic!

As the Staff has previously indicated, the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." See *Exchange Act Release No. 3638* (January 3, 1945). Rule 14a-8(i)(4) is designed to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general, "because the Commission does not believe than an issuer's proxy materials are a proper forum for airing person claims or grievances." See *Exchange Act Release No. 12999* (November 22, 1976). The Staff has further stated that such "use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." See *Exchange Act Release No. 19135* (October 14, 1982).

Thus, to the extent that the Staff views the Submission as a proposal under Rule 14a-8, for the reasons set forth above, the Company believes that the Submission is excludable from Longs' 2008 Proxy Materials because the Proponent is attempting to use the stockholder proposal process to redress her personal grievance with the Company and further her personal interest.

IV. The Submission may be excluded pursuant to Rule 14a-8(i)(3) because it is inherently vague and indefinite.

Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). Longs believes that the Submission is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.* In addition, we believe that the Submission is excludable under Rule 14a-8(i)(6) because Longs is unable to determine what actions would be required by the Submission and, thus, lacks the power to implement the Submission.

The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

In requesting that the Submission be included in Longs' 2008 Proxy Materials and issues raised therein discussed at the annual meeting, the Submission is inherently vague and indefinite as to what, if any, actions are proposed. The Submission's supporting statement reads, in part, as follows:

* The Submission also contains a number of statements, suggestions and innuendos that the Company believes are materially false and misleading.

> "In short, the bottom-line mentality of current upper management has changed Longs Drugs from a professional service store to a grocery store. In truth, lip service is given to customer service.
>
> For the whole store, I question the constant buying back of stock, which has raised our stock's price with the same general income or slightly higher, and then we have rewarded management when the price of our remaining naturally goes up. It's as if shareholders, some of whom are employees, are buying stock so upper management can have raises even though they have not substantially financially improved the company.
>
> In addition, employees on the front line have been consistently under attack by upper management for several years, as hours, benefits, discounts, and morale have been critically lowered ...
>
> Yes, such miserliness seems to help the bottom line. But it destroys the quality of the business. No robots nor Central Fill can replace the warmth of a helping human being. We bring customers back. Too bad there are fewer of us in my store to do that ...

As discussed above, the Submission is not actually a proposal for anything in particular. It is simply a protest. Stockholders might support it or oppose it, but in the language of Staff Legal Bulletin No. 14B, they would not know "with any reasonable certainty what actions or measures the proposal requires." And, if the Submission were adopted, the Company and its board of directors would be altogether uncertain about what they were required to do. The lack of clarity on its face makes the Submission properly excluded under Rule 14a-8(i)(3). Thus, to the extent that the Staff views the Submission as a proposal under Rule 14a-8, the Submission implicates the considerations noted above for exclusion of the Submission as it is so inherently vague and indefinite as to what, if any, actions are proposed that, if adopted neither Longs or Longs' board of directors would be able to determine with any reasonable certainty what actions or measures would be required.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Longs excludes the Submission from its 2008 Proxy Materials. We would be pleased to provide any additional information and answer any questions that you may have regarding this subject.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed, postage pre-paid envelope provided. If we may be of any further assistance in this matter, please do not hesitate to contact me at 925-210-6720, Devang Shah, Senior Corporate Counsel, at 925-210-6525 or, Brian Lane at Gibson, Dunn & Crutcher LLP at (202) 887-3646.

Sincerely,

William J. Rainey

William J. Rainey
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: Brian Lane, Esq.
Gibson, Dunn & Crutcher LLP
Patricia Thomassen
Devang Shah, Esq.

EXHIBIT A

Submission of Patricia Thomassen

EXHIBIT A

Patricia Thomassen
263 Vega Avenue
Lompoc, California

LONGS DRUG STORES CORPORATION
141 North Civic Drive
Post Office Box 5222
Walnut Creek, California 94596-1222

Thursday, October 4, 2007

Motion for the Longs 2008 Meeting of Stockholders:
Discussion of Long's Upper Management Practices:

I am a shareholder of at least 200 Longs common shares in the 401(k) plan component of the Longs Drug Stores Employee Savings and Profit Sharing Plan, and Longs employee of over fifteen years, so, in the interest of all shareholders and employees, I herewith intend to make the motion that this letter be entered into the 2008 Longs Drug Stores Corporation Letter to Stockholders/Notice of Annual Meeting and Proxy Statement/2008 Annual Report on Form 10-K and discussed in the meeting.

I ask that this letter from but one worker be put in the Long's shareholder meeting notice because there is clearly a problem with upper management at Longs of which most shareholders may be unaware. . . .

In short, the *bottom-line mentality of current* upper management has changed Longs Drugs from a professional service store to a grocery store. In truth, lip service is given to customer service.

For the whole store, I question the constant buying back of stock, which has raised our stock's price with the same general company income or slightly higher, and then we have rewarded management when the price of our remaining stock naturally goes up. It's as if shareholders, some of whom are employees, are buying stock so upper management can have raises even though they have not substantially financially improved the company.

In addition, employees on the front line have been consistently under attack by upper management for several years, as hours, benefits, discounts, and morale have been critically lowered.

In my particular store, and for myself, for which I can most certainly speak, there has been a general maltreatment of employees:

> After California re-voted in the 8-hour minimum day for standard overtime, our regular schedules in Pharmacy were shorted ten minutes from eight full hours, and we were subsequently seriously warned if we went overtime, even if another manager asked us to work to serve customers waiting. Employees at the front of the store were made to go part-time.
>
> Discounts lowered to employees, from cost plus 10% to cost plus 15%.
>
> Because of allowed favoritism, I sometimes work more night, less day shifts.
>
> Though competition for Pharmacy Tech is high due to a country-wide shortage, my salary and that others has been frozen, as it allegedly would be

higher than our store manager's!

I was paid for back pay for lunches I had to work under local management, then given a letter of warning not to do that by upper management!

I am told to take two short breaks a day, but mostly there is no one in my classification to cover for me so I can take such breaks. I often can't and thus mostly don't take breaks. Lip service is thus given to encourage taking breaks when there is no proper way to take them.

Personnel have been cut back to a dangerous level in my store and others, as--at times-- there are but three people scheduled in a store--a clerk, a stocker, and a manager, or even just a manager and a cashier. In one store at 7 a.m. there was only one female manager ("key carrier") on the floor and a female worker in an upstairs office counting money.

I know turnover in stores is enormous, as the front of the store employees are part-timers. Time and monies are lost in constant training.

As we stay as loyal employees and get raises, our hours are cut to keep in line with set allotted store payroll.

I have been verbally reprimanded for briefly working overtime at the request of a pharmacist when customers were lined deeply waiting for help. I was told there would be one written reprimand and then I would be fired. So much for customer service and the work ethic!

For these reasons and others, morale in most stores is very low.

Benefits to employees have also been severely scrooged. In 2007, at one point, it was not possible to enter sick time on one's pay card. When I took a needed sick day, I was given the cold shoulder for several weeks by my manager.

I certainly also find it ironic a premier company store in the medical and pharmaceutical field cannot come up with fully-paid medical and dental and vision benefits for its employees.

Yes, such miserliness seems to help the bottom line. But it destroys the quality of the business. No robots nor Central Fill can replace the warmth of a helping human being. We bring customers back. Too bad there are fewer of us in my store to do that.

In short, this time ***I again plan to vote against all management candidates and most company proposals.***

I hope you will support the motion to discuss this letter at the meeting.

Have a good vote!

Signed, Patricia Thomassen

Patricia Thomassen

cc: S.E.C.
San Francisco Regional Office
Helane L Morrison, Regional Director
44 Montgomery Street, Suite 2600
San Francisco, CA 94104

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Longs Drug Stores Corporation
Incoming letter dated December 19, 2007

The submission relates to placing a letter in the company's proxy materials.

There appears to be some basis for your view that Longs may exclude the submission under rule 14a-8(a) because it does not recommend or require that Longs or its board of directors take any action. Accordingly, we will not recommend enforcement action to the Commission if Longs omits the submission from its proxy materials in reliance on rule 14a-8(a). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Longs relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END